# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WaterBridge Infrastructure LLC, CIK 0002064947
CUSIP: 940923105
Title of class of securities: Class A Shares Representing Limited Liability Company Interests
Address of issuer's principal executive offices: 555 San Felipe Street, Suite 1200, Houston, Texas (TX), 77056
Date of event which requires filing of this statement: 09/18/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000936828

## Reporting persons
- GIC Private Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 3,398,115; sole dispositive power 0; shared dispositive power 3,398,115; aggregate amount beneficially owned 3,398,115 (7.9% of the class)
  Comment: (1) Percent of class represented by amount in Row (9) is based on 43,264,850 Class A Shares representing limited liability company interests ("Class A Shares") of WaterBridge Infrastructure LLC (the "Company") following the completion of the Company's initial public offering and based on information received from the Company.
- GIC Special Investments Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 3,398,115; sole dispositive power 0; shared dispositive power 3,398,115; aggregate amount beneficially owned 3,398,115 (7.9% of the class)
  Comment: (1) Percent of class represented by amount in Row (9) is based on 43,264,850 Class A Shares following the completion of the Company's initial public offering and based on information received from the Company.
- Ashburton Investment Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 3,398,115; sole dispositive power 0; shared dispositive power 3,398,115; aggregate amount beneficially owned 3,398,115 (7.9% of the class)
  Comment: (1) Percent of class represented by amount in Row (9) is based on 43,264,850 Class A Shares following the completion of the Company's initial public offering and based on information received from the Company.

## Item 1. Issuer
Name of issuer: WaterBridge Infrastructure LLC
Address of issuer's principal executive offices: 555 San Felipe Street, Suite 1200, Houston, Texas 77056

## Item 2. Person Filing
Name of person filing:
GIC Private Limited
GIC Special Investments Private Limited
Ashburton Investment Private Limited
Address of principal business office or, if none, residence:
168 Robinson Road
#37-01 Capital Tower
Singapore 068912
Citizenship:
GIC Private Limited - Republic of Singapore
GIC Special Investments Private Limited - Republic of Singapore
Ashburton Investment Private Limited - Republic of Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Ownership information with respect to GIC Private Limited ("GIC"), GIC Special Investments Private Limited ("GIC SI") and Ashburton Investment Private Limited ("Ashburton") is incorporated by reference to items (5) through (9) and (11) on the cover page for each entity.

Ashburton shares the power to vote and the power to dispose of 3,398,115 Class A Shares held directly by it with GIC SI and GIC. GIC SI is wholly owned by GIC and is the private equity investment arm of GIC.

GIC is a fund manager and only has 2 clients - the Government of Singapore ("GoS") and the Monetary Authority of Singapore ("MAS"). Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS.

GIC is wholly owned by the GoS and was set up with the sole purpose of managing Singapore's foreign reserves.

The GoS disclaims beneficial ownership of these shares.
Percent of class: 7.9%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,398,115
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,398,115

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- GIC Private Ltd: /s/ Wong Hui Ping, Wong Hui Ping/Senior Vice President (11/06/2025)
- GIC Private Ltd: /s/ Wee Linrong, Wee Linrong/Senior Vice President (11/06/2025)
- GIC Special Investments Private Limited: /s/ Sensen Lin, Sensen Lin/Managing Director (11/06/2025)
- Ashburton Investment Private Limited: /s/ Arthur Chen Yi-Liong, Arthur Chen Yi-Liong/Senior Vice President (11/06/2025)
Comment: Exhibit A Joint Filing Agreement, dated as of November 6, 2025